PREDICTMEDIX INC.

77 King Street West, Suite 3000, Toronto, Ontario, M5K 1G8

Telephone: (647) 889-6916 Email: Rahul.kushwahphd@gmail.com

www.predictmedix.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of shareholders (collectively, the "Shareholders") of PredictMedix Inc. (the "Corporation") will be held at 77 King Street West, Suite 3000, Toronto, Ontario on Tuesday, May 10, 2022, at 10:00 a.m. (Toronto time), for the following purposes:

(1) to receive the consolidated financial statements of the Corporation for its fiscal years ended January 31, 2021 and January 31, 2020, the accompanying auditor reports thereon, and related management discussion and analysis;

(2) to re-elect Sheldon Kales, Rahul Kushwah, Tomas Sipos and Ajit Kumar as directors of the Corporation;

(3) to re-appoint Harbourside CPA LLP as the auditor of the Corporation for the fiscal year ending January 31, 2022 and to authorize the directors to fix remuneration to be paid to the auditors for the fiscal year ending January 31, 2022; and

(4) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the management information circular (the "Circular") accompanying this notice of Meeting (the "Notice of Meeting").

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited at the office of the registrar and transfer agent of the Corporation, National Securities Administrators Ltd. at Attention: Proxy Department by email to proxy@transferagent.ca or via fax to 1 (604) 559-8908, or by mail, Attention: Proxy Department, Suite 702 - 777 Hornby Street, Vancouver, BC V6Z 1S4, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

While as of the date of this Notice of Meeting, the Corporation intends to hold the Meeting in a physical face-to-face format, the Corporation is continuously monitoring the ongoing COVID-19 situation. In light of the rapidly evolving news, guidelines and requirements related to COVID-19, the Corporation asks that, in considering whether to attend the Meeting in person, Shareholders and proxyholders follow, among other things, the instructions of the Public Health Agency of Canada and any applicable additional provincial and local instructions, guidelines and requirements. All Shareholders are strongly encouraged to vote prior to the Meeting by any of the means described in the Circular, the form of proxy or other materials provided by an intermediary.

The Corporation reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 situation. Changes to the Meeting date and/or means of holding the Meeting may be announced by way of press release. The Corporation does not intend to prepare or mail an amended Notice of Meeting and/or Circular in the event of changes to the Meeting date or format.

As provided in the Business Corporations Act (British Columbia), the directors have fixed a record date of April 4, 2022. Accordingly, persons who are registered as Shareholders on the books of the Corporation at the close of business on April 4, 2022, are entitled to notice and to vote at the Meeting.

If you are a non-registered shareholder of the Corporation and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, or a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (each, an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Toronto, Ontario this 5th day of April, 2022.

BY ORDER OF THE BOARD OF DIRECTORS /s/ "Sheldon Kales"
Name: Sheldon Kales Title: President, Chief Executive Officer and Director